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               [Conseco Finance Securitizations Corp. Letterhead]

June 10, 2003

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  Conseco Finance Securitizations Corp. (the "Company")
     Co-Registrant:  Conseco Finance Corp.
     Registration Statement on Form S-3 (File Nos. 333-86430 and 333-86430-01)

Ladies and Gentlemen:

     The Company and the Co-Registrant hereby request withdrawal of its Registration Statement on Form S-3 (File No. 333-86430 and 333-86430-01) (the "Registration Statement") pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"). No securities have been sold pursuant to the Registration Statement.

     The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for possible future use as permitted by Rule 457(p).

     Please direct any inquiries to Charles F. Sawyer of Dorsey & Whitney LLP at
(612) 343-7986.

                                  Respectfully,

                                  CONSECO FINANCE SECURITIZATIONS CORP.
                                  CONSECO FINANCE CORP.


                                  By    /s/ Brian F. Corey
                                      -----------------------------
                                      Brian F. Corey
                                      Senior Vice President, General Counsel
                                      and Secretary

cc:  Charles F. Sawyer, Esq.
     Keith Anderson



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